Exhibit 99.1

Syneron Receives FDA Clearance for Expanded Indications of eMatrix(TM) Sublative Rejuvenation System

Indication for Fine Line and Wrinkle Treatment Expands Product Versatility

YOKNEAM, ISRAEL--(Marketwire - February 22, 2010) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced today expanded clearance from the U.S. Food and Drug Administration (FDA) for the eMatrix™ Sublative Rejuvenation™ system for the treatment of fine lines and facial wrinkles.

The eMatrix™ is the world's first RF-only technology for fractional ablation, producing significant dermal impact with minimal epidermal disruption. The eMatrix also offers the industry's first intelligent feedback system allowing physicians to precisely measure energy and impedance for consistent and reproducible treatment delivery.

Amy Taub, MD, a leading dermatologist from Lincolnshire, Illinois who has led the research effort noted, "In our clinical study we have found those patients treated with the eMatrix™ system received a safe, tolerable and effective improvement in skin texture and reduction of wrinkles. The depth of tissue ablation and coagulation, and the relative proportions of these phenomena were found to be controllable and could be modulated to optimize treatment of variable dermatologic conditions."

David Goldberg, MD, a board certified dermatologist at the Skin Laser & Surgery Specialists of New York & New Jersey added, "My patients are increasingly seeking a comprehensive range of skin rejuvenation treatments that offer noticeable results with minimal downtime. With my versatile eMatrix™ system I can address this growing demand with beautiful results."

Louis P. Scafuri, Chief Executive Officer commented, "We are pleased to offer our customers a total skin rejuvenation procedure that is an innovative and efficacious solution that can be optimized to each patient's dermatologic conditions with less post treatment downtime. The expanded application of the eMatrix™ system further strengthens our offering of diverse tools that treat a wide range of conditions at lower capital equipment thresholds. We believe therapies such as sublative rejuvenation with eMatrix™ will continue to be important drivers of our growth as we strive to help physicians meet improving consumer demand."

About the eMatrix™

The eMatrix system with Syneron's unique Sublative Rejuvenation treatment goes beyond fractional methods of skin resurfacing. The system utilizes Sublative RF -- fractionated bi-polar radio frequency technology -- to place the heat energy effectively into the dermis where it can produce significant dermal impact with minimal epidermal disruption. The eMatrix™ fractional radiofrequency device offers an industry breakthrough intelligent feedback system that gives real time feedback of skin condition (impedance) and actual energy delivered. The treatments offer low epidermal disruption and high dermal remodeling -- low downtime -- high result -- high patient satisfaction.

To learn more about the eMatrix™ Sublative Rejuvenation device, including the latest clinical data and before and after photos, visit www.syneron.com

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Additional information can be found at www.syneron.com.

Contacts:
Fabian Tenenbaum
Chief Financial Officer
+ 972 73 244 2283
Email: fabiant@syneron.com

Francesca Ham
Email:fham@syneron.com

Nick Laudico/R.J. Pellegrino
The Ruth Group
646-536-7030/7009
Email: nlaudico@theruthgroup.com / rpellegrino@theruthgroup.com